EXHIBIT 3.1(b)

                            CERTIFICATE OF AMENDMENT
                    OF RESTATED ARTICLES OF INCORPORATION OF
                               DH TECHNOLOGY, INC.

WILLIAM H. GIBBS and JANET W. SHANKS certify that:

1. They are the President and Chief Executive Officer, and the Secretary, respectively, of DH TECHNOLOGY, INC. a California corporation.

2. Article III of the Restated Articles of Incorporation of this corporation is amended to read in its entirety as follows

                                       III
    (a)(i) This corporation is authorized to issue two classes of shares designated "Common Stock" and "Preferred Stock." The total number of shares which this corporation shall have authority to issue is Twenty-Nine Million Five Hundred Thousand (29,500,000), of which Twenty-Eight Million Five
    Hundred Thousand (28,500,000) shall be Common Stock and One Million (1,000,000) shall be Preferred Stock. Upon the amendment of this Article III as set forth herein, each outstanding share of Common Stock shall be split up and converted into one and one-half (1.5) shares of Common Stock.

    (ii) The Preferred Stock authorized by these Articles of Incorporation shall be issued in series. The Board of Directors of this corporation is authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolutions of the Board of Directors originally fixing the number of shares of Preferred Stock constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation of any series and to fix the number of any series.

3. The foregoing amendment of the Restated Articles of Incorporation has been duly approved by the Board of Directors.

4. The amendment which has been made hereby to the Restated Articles of Incorporation is to effect a one and one-half-for-one stOck split of the Common Stock and to increase the authorized Common Stock proportionately. Pursuant to
Section 902(c) of the California Corporations Code, shareholder approval of this amendment is not required.

5. Pursuant to Section 110(c) of the California Corporations Code, the foregoing amendment of the Restated Articles of Incorporation of this corporation shall become effective at the close of business of September 22, 1995.

6. Each of the undersigned declare under penalty of perjury under the laws of the State of California that the matters set forth in the foregoing certificate are true of his or her own knowledge.

Executed at San Diego, California on September 19, 1995.

/s/William H. Gibbs/
(William H Gibbs), President and Chief Executive Officer

/s/Janet W. Shanks/
(Janet W. Shanks), Secretary